Arisawa Mfg. Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124
Fax: 81-25-524-1117

03 FEB 20 ... 7:21

03007468

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho Fax: 81-25-524-1117,
Joetsu City, Niigata 943-8610
JAPAN

PROCESSED
APR 01 2003
THOMSON FINANCIAL

To Whom It May Concern:

Enclosed please find the following documents:

- **Transfer To First Section of Tokyo Stock Exchange**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kazuo Watanabe

Kazuo Watanabe
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dw 3/19

Arisawa Mfg. Co., Ltd.
Main Office: No. 5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124
Fax: 81-25-524-1117

[Translation]

September 2, 2002

To the Shareholders:

TRANSFER TO FIRST SECTION OF TOKYO STOCK EXCHANGE

Dear Shareholders:

With the great support of our customers for our business, Arisawa Manufacturing Co., Ltd. is today transferred to the First Section with the approval of the Tokyo Stock Exchange. I would like to inform all concerned of this good news and seek their further support in the years to come.

Yours very truly,

Sanji Arisawa

Sanji Arisawa
President and Chief Executive Officer
Arisawa Manufacturing Co., Ltd.
1-5-5, Minamihoncho, Joetsu City,
Niigata 943-8610